

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 2, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Dr. Kiril A. Pandelisev
Chief Executive Officer and Chairman of the Board
CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, Arizona 85205

Re: **CRC Crystal Research Corporation
Registration Statement on Form S-1 Amendment No.3
Filed on: November 21, 2008
File No.: 333-151309**

**CRC Crystal Research Corporation
Form 10-Q for the period ended September 30, 2008
Filed on: November 13, 2008
File No.: 000-52472**

Dear Mr. Pandelisev:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Our Business, page 19
General Information, page 19

1. We note your revised disclosure on page 20 of the prospectus in response to comment 5 of our November 14, 2008 comment letter. The purpose of your disclosure is to help investors understand how your technology can be useful in different applications. Please revise your disclosure to provide examples of how some of the benefits you list on page 20 would be beneficial to Homeland security, energy, medical imaging and the other applications listed at the end of page 19. Please ensure that dense and complicated technical terms are expressed

in plain English.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31
Plan of Operation, page 31

Expansion, page 34

2. We note your revised disclosure in response to comment 7 of our November 14,
2008 letter. We also note that you filed the agreement with Connor & Kirk
Capital, LLC as Exhibit 10.4. Please expand your disclosure about the material
terms of this agreement to include, among other things, the following information:

- The company will deposit 5,500,000 shares of common stock in an escrow
account.
- The weekly payments by Connor & Kirk will depend "on market
conditions" as well as disclosure about the parties' understanding of what
this term implies for purposes of compliance with the terms of the
agreement.
- There will be "[n]o Restrictions on Stock" and an explanation of the
parties' intended meaning of the term "Restrictions" (you disclose that the
Stock will be issued in a private placement and typically transfer
restrictions (with limited exceptions) apply to all privately issued shares).

3. Please file the escrow agreement as an exhibit to the registration statement or
otherwise tell us why you are not required to file it.

Executive Compensation, page 40
Summary Compensation Table, page 40

4. We note your revised disclosure in response to comment 11 of our November 14,
2008 letter. In accordance with Item 402(n)(2)(i) of Regulation S-K, the
summary compensation table must provide compensation disclosure about the
company's named executive officers, as such term is defined in Item 402(m)(2) of
Regulation S-K. Please revise your table to remove the names of the non-
employee directors.

5. Please ensure that the compensation information about the employee directors is
disclosed in accordance with Instruction 3 to Item 402(n) of Regulation S-K. We
note your revised Director Compensation table and in particular, the "Fees Earned
Paid In Cash" values for Messrs. Pandelisev, Searock and Meyers. It remains
unclear as to what these values represent. Please revise your tables to disclose
compensation information in accordance with Items 402(n) and 402(r) of
Regulation S-K.

Exhibits

Exhibit 5 – Opinion of Joseph L. Pittera, Esq.

6. We note your response to comment 14 of our November 14, 2008 letter; however, you do not provide an analysis as to why your counsel is entitled to give an opinion on Nevada law. In rendering your analysis, please ensure to cite the applicable rules of professional conduct or the Supreme Court Rules adopted by the Supreme Court of Nevada relating to admission to practice law in that state.

Form 10-Q For The Period Ended September 30, 2008

Controls and Procedures, page 19

7. You indicate that there were no changes in internal controls over financial reporting during the quarter ended September 30, 2008.   However, we note that you concluded that your disclosure controls and procedures and internal controls over financial reporting were ineffective as of June 30, 2008. Please revise your filing to disclose the changes in internal controls over financial reporting during the quarter ended September 30, 2008. Alternatively, tell us how you determined that your disclosure controls and procedures and internal controls over financial reporting were effective as of September 30, 2008, if there were no changes in internal controls over financial reporting during the quarter ended September 30, 2008.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green, Staff Accountant at (202) 551-3733 or Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Joseph Lambert Pittera, Esq. (via facsimile @ (310) 328-3063)
        Law Offices of Joseph Lambert Pittera
        2214 Torrance Boulevard
        Torrance, California 90501